Exhibit B-1
DRAFT
           THE CONNECTICUT LIGHT AND POWER COMPANY

                       ______________

                       PROXY STATEMENT

                       ______________


INTRODUCTION

     The accompanying proxy is solicited on behalf of the Board of Directors of The Connecticut Light and Power Company (the "Company") for use at a special meeting of the holders of the Company's outstanding Common Stock and its Preferred Stock to be held on November 25, 2003, and at any and all adjournments thereof.

     Please read this proxy statement and promptly vote and submit your proxy by phone, by internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope. The proxy may be revoked at any time before it is voted by a writing filed with the Secretary of the Company or by a duly executed proxy bearing a later date. Properly executed proxies not revoked will be voted according to their terms.

     Only holders of the Company's Common Stock and Preferred Stock of record at the close of business on September 30, 2003 (the "Record Date"), or persons obtaining a proxy from the holders of record on the Record Date are entitled to notice of and to vote by proxy or in person at the special meeting. If Proposal 1 (as described herein) is approved and adopted by the Company's shareholders, the Company will make, subsequent to the amendment to its Amended and Restated Certificate of Incorporation, a special cash payment in the amount equal to 1% of the par value per share for each share of Preferred Stock properly voted in favor of Proposal 1 ("Cash Payment"). If a holder of Preferred Stock votes against Proposal 1 or abstains, such holder shall not be entitled to the Cash Payment.

     This Proxy Statement is first being mailed to holders of Preferred Stock on or about [October 7,] 2003.

VOTING SHARES

        September 30, 2003 has been fixed as the Record Date for the determination of shareholders entitled to notice of and to vote at the special meeting. On that date, 6,035,205 shares of Common Stock and 2,324,000 shares of Preferred Stock were outstanding. The Preferred Stock consists of cumulative preferred stock, $50 par value per share, issued in 13 series. All series of Preferred Stock will vote together as one class at this special meeting. The Common Stock and the Preferred Stock are entitled to one vote per share on the matters described in Proposal 1 and vote as separate classes. They constitute CL&P's only outstanding securities entitled to vote on Proposal 1. Only holders of the Preferred Stock are entitled to vote on Proposal 2. No person is known by the Company to be the beneficial owner of more than 5% of the Preferred Stock of the Company.

     The principal office of the Company is located at 107 Selden
Street, Berlin, Connecticut (mailing address: Post Office Box 270, Hartford, Connecticut 06141-0270). The proxy statement and the accompanying form of proxy are being mailed to holders of Common Stock and Preferred Stock commencing [October 7], 2003.

VOTING REQUIREMENTS AND PROCEDURES

     Under the applicable provisions of the Company's Charter, adoption of Proposal 1 requires the affirmative vote of two-thirds of the total number of outstanding shares of Common Stock and Preferred Stock, each voting as a single class. Abstentions and broker non-votes will have the effect of votes against Proposal 1. NORTHEAST UTILITIES, THE OWNER OF ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY, HAS ADVISED THE COMPANY THAT IT INTENDS TO VOTE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY IN FAVOR OF PROPOSAL
1. Proposal 2 requires the affirmative vote of a majority of the total number of outstanding shares of Preferred Stock voting as a single class, provided that holders of one-third (1/3) of the aggregate voting rights represented by shares of Preferred Stock then outstanding do not dissent in writing or vote against such action. Each vote in favor of Proposal 1 will be deemed to be a vote in favor of Proposal 2 unless the holder expressly votes "Against" or "Abstains" as to Proposal 2.

     Only holders of record of the Company's voting securities at the close of business on the Record Date or persons obtaining a proxy from the holders of record on the Record Date will be entitled to vote in person or by proxy at the special meeting. Any beneficial holder of Preferred Stock who is not the registered holder of such shares as of the Record Date (as would be the case for any beneficial holder whose shares are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee) must arrange with the record holder of such Preferred Stock to execute and deliver a proxy form on such beneficial owner's behalf. If a beneficial holder of Preferred Stock intends to attend the special meeting and vote in person, such beneficial holder must obtain a legal proxy form from his or her broker, dealer, commercial bank, trust company or other nominee.

PROXIES

     THE ENCLOSED PROXY IS SOLICITED BY THE COMPANY'S BOARD OF DIRECTORS, WHICH RECOMMENDS VOTING FOR PROPOSAL 1. NU HAS ADVISED THE COMPANY THAT IT INTENDS TO VOTE ALL SHARES OF THE COMPANY'S COMMON STOCK IN FAVOR OF PROPOSAL 1. Shares of the Company's outstanding preferred stock represented by properly executed proxies received at or prior to the special meeting will be voted in accordance with the instructions thereon. If no instructions are indicated, duly executed proxies will be voted in accordance with the recommendation of the Board. It is not anticipated that any matters other than Proposal 1 and Proposal 2 will be brought before the special meeting. However, the enclosed proxy gives discretionary authority to the proxy holders named therein should any other matters be presented at the special meeting, and it is the intention of the proxy holders to act on any other matters in their discretion.

     Execution of a proxy will not prevent a shareholder from attending the special meeting and voting in person. Any shareholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company written notice of revocation bearing a later date than the proxy, by delivering a duly executed proxy bearing a later date, or by voting in person by ballot at the special meeting.

     The cost of soliciting proxies on behalf of management from holders of the Preferred Stock will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, facsimile or telegraph by directors, officers or employees of the Company or its associate company, Northeast Utilities Service Company, or by an independent company, Morrow & Co., which has been retained to assist in the solicitation of proxies from banks, brokerage firms, nominees and individual holders of Preferred Stock for a fee of $________, plus reimbursement for expenses. Arrangements will be made to reimburse brokerage firms, nominees, custodians and fiduciaries for expenses incurred in forwarding solicitation materials to the beneficial owners of shares Preferred Stock held of record by such persons.

     The solicitation of proxies has been approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (the "Holding Company Act"). An application has been filed with the Commission under the Holding Company Act requesting approval of the Proposals. If the required affirmative vote of the holders of Common Stock and Preferred Stock is obtained on Proposal 1, the Company intends to request from the Connecticut Department of Public Utility Control ("DPUC") a disclaimer of jurisdiction over the amendment of the Charter, or in the alternative, if required, the approval of the DPUC. Proposal 1 will not become effective until any and all required regulatory approvals have been received

CASH PAYMENTS

     Subject to the terms and conditions set forth in this Proxy Statement, if (but only if) Proposal 1 is approved and adopted by the shareholders of the Company and the Charter is amended as set forth in such proposal, the Company will make a Cash Payment to each holder of Preferred Stock who voted in favor of Proposal 1, in person by ballot or by proxy, at the special meeting in the amount equal to 1% of the par value per share for each share of Preferred Stock held by such shareholder which is so voted. CASH PAYMENTS WILL BE MADE TO HOLDERS
OF PREFERRED STOCK AS OF THE RECORD DATE ONLY IN RESPECT OF EACH SHARE WHICH IS VOTED FOR THE ADOPTION OF PROPOSAL 1. If Proposal 1 is approved and adopted and the Charter is so amended, Cash Payments will be paid out of CL&P's general funds, promptly after the amendment to the Charter shall have become effective. However, no accrued interest will be paid on the Cash Payments regardless of any delay in making such payments. Cash Payments will be treated as fees for voting in favor of Proposal 1 and will constitute ordinary income to United States holders receiving such Cash Payments. Such holders, whether or not they receive Cash Payments, will not recognize any taxable income or loss with respect to the shares as a result of the amendment to the Charter set forth in Proposal 1.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As noted above, NU owns all the outstanding Common Stock of the Company.

     Pursuant to Section 13(d) of the Exchange Act, a beneficial owner of a security is any person who directly or indirectly has or shares voting or investment power over such security. No person or group is known by management of the Company to be the beneficial owner of more than 5% of the shares of the Company's Preferred Stock as of September 30, 2003.

BUSINESS TO COME BEFORE THE SPECIAL MEETING

     The following Proposals are the only items of business expected to be presented at the special meeting:

     Proposal 1 -- Amend the Amended and Restated  Certificate of
Incorporation of the Company (herein referred to as the "Charter") to eliminate, in its entirety, Section 4(1) of Section VI of Part Two under
Article IV of the Charter limiting CL&P's ability to issue unsecured indebtedness (the "Unsecured Debt Restriction");

     Proposal 2 -- in the alternative, if the required shareholder approval for Proposal 1 is not obtained or other regulatory approvals, if required, are not obtained, continue the current waiver of the 10 percent limit contained in the Unsecured Debt Restriction for an additional ten-year period through March 31, 2014.

     A vote in favor of Proposal 1 will be deemed to be a vote in favor of Proposal 2 unless the holder expressly votes "Against" or "Abstains" as to Proposal 2.

EXPLANATION OF THE PROPOSALS

     Section 4(1) of Section VI of Part Two under Article IV of the Company's Charter provides that, except with the required vote of the holders of the Preferred Stock then outstanding, the amount of unsecured indebtedness of the Company having maturities of less than ten years that the Company may issue shall not exceed 10% of the sum of the principal amount of all secured indebtedness and the capital stock, premium and surplus of the Company, and that all unsecured indebtedness issued by the Company of any maturity shall not exceed 20% of such sum. Based on the capitalization of the Company as of June 30, 2003, the estimated 10% unsecured borrowing limitation would be $258.4 million and the estimated 20% limitation would be $516.8 million. At June 30, 2003, of the Company's $61.7 million of unsecured indebtedness, $46.4 million consisted of three series of Pollution Control Revenue Bonds with maturities exceeding ten years (2016, 2018 and 2022) and the balance ($15.2 million) consisted of unsecured borrowings through the NU system money pool.

     Since 1971 and periodically thereafter, preferred stockholders have authorized the Company to incur unsecured indebtedness having maturities of less than ten years in excess of 10% of its capital stock, premium, surplus and secured indebtedness, provided that all unsecured indebtedness issued by the Company did not exceed 20% of such sum.
The date of the last approval was December 15, 1993, and it allowed the Company to issue such indebtedness on or before March 31, 2004, with maturities as to such indebtedness of not later than March 31, 2005. Earlier proposals submitted to holders of the Preferred Stock sought authority to ease the limitations on unsecured indebtedness for five-year periods. The proposal approved in 1993 sought such approval for a ten-year period.

     Proposal 1 seeks approval to amend the Charter of the Company to permanently eliminate the limitations on incurring or assuming unsecured debt by deleting Section 4(1) of Section VI of Part Two under Article IV of the Charter, which imposes such limitations. In the alternative, in the event the required shareholders approval is not obtained or any required regulatory approvals are not obtained, Proposal 2 seeks an extension of the ten year period in which it is authorized to incur or assume unsecured debt in excess of 10% of its capital stock, premium, surplus and secured indebtedness, provided that all unsecured indebtedness issued by the Company did not exceed 20% of such sum.

REASONS FOR THE PROPOSALS

     Management believes that the permanent elimination of the restriction will increase the Company's flexibility in planning and financing its business activities and achieve cost savings for the Company by avoiding the costs of soliciting votes of the holders of Preferred Stock and convening a meeting of such shareholders after any limited extension period. The extension of the ten-year period for an additional ten-year term will have similar benefits in increasing the Company's flexibility in planning and financing its business activities but would force the Company to incur the costs of holding a meeting of shareholders in ten years to extend the period further.

     Since the original authorization in 1971, the Company has periodically incurred unsecured debt with maturities of less than 10 years in excess of the 10% limitation. The ability to incur such indebtedness has permitted the Company to effect a more orderly and cost-effective financing of its capital requirements, which include its construction program. The Company wishes to maintain this ability because it foresees for an indefinite period a continuation of the same factors and conditions which led it to seek these waivers in the first place.

     Management believes that the prudent use of short-term and medium-term unsecured debt may provide cost savings and increased efficiency in the management of its business. Due to future uncertainties from continued restructuring in the utility industry and the changing regulatory environment, cost containment, fluctuations in the financial market and a large construction program expected in the next few years, management wishes to retain its current flexibility.

     The Company also wishes to maintain and increase the flexibility in long-term financial planning that the past authorizations have provided. Although the Company's earnings are currently sufficient to meet the earnings coverage tests that must be satisfied before the Company can issue additional first mortgage bonds and Preferred Stock, there have been periods in the past three decades when, because of inadequate rate relief and high interest rates, the Company was unable to issue first mortgage bonds or Preferred Stock. To protect the Company's ability to meet its financial obligations, the Company must be able to temporarily finance its capital requirements by means of shorter term borrowings until earnings improve to the point that the coverage ratios meet the requirements of the mortgage indenture and the Preferred Stock provisions.

     The Company plans to use unsecured borrowings to continue to finance a portion of its construction program and for other general corporate purposes. The Company's projected construction program expenditures for the period 2004 through 2013, including allowance for funds used during construction are substantial. These are estimated to be approximately $454 million for 2004, $435 million for 2005, $390 million for 2006, $355 million for 2007 and $363 million for 2008. Funds required by the Company to finance its construction program and for other corporate purposes could at times require unsecured borrowings with maturities of less than ten years in excess of the 10% limitation.

     The adoption of Proposal 1 will permanently eliminate the 10% limitation on unsecured debt with maturities of less than ten years and the 20% limitation on unsecured borrowings of any maturity. The text of the portion of the Company's Charter proposed to be deleted is set forth as Exhibit A. In the event Proposal 1 fails to be adopted due to not attaining the required affirmative two-thirds vote of the Preferred Stock, or the Company fails to obtain any necessary regulatory approvals, Proposal 2, if adopted, will continue the elimination of the 10% limitation for an additional ten-year period expiring March 31, 2014. Thus, under Proposal 2, it is proposed that holders of the Preferred Stock vote to authorize the Company to issue or assume such short-term unsecured indebtedness in excess of the 10% limitation, provided that
(i) such indebtedness shall be issued or assumed on or before March 31, 2014, (ii) such indebtedness shall have maturities of not later than March 31, 2019 and (iii) the 20% limitation on all unsecured indebtedness of the Company of any maturity contained in the Charter shall remain in effect.

     The provisions of the Company's Charter which limit the amount of unsecured indebtedness that the Company may incur were originally adopted in response to the Securities and Exchange Commission's "Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935." In considering these proposals, holder of Preferred Stock might wish to consider the Commission's stated reason for requiring such a limitation, which is to protect the payment of preferred dividends by avoiding excessive levels of unsecured debt with heavy interest payments and early maturities. Management of the Company believes that these proposals will not result in excessive levels of unsecured debt and that the greater financial flexibility for the Company that would result from adoption of these proposals is beneficial to the interests of holders of Preferred Stock.

      The Board of Directors Recommends that Holders of
          Preferred Stock Vote FOR both Proposals .

     The Connecticut Light and Power Company's Annual Report on Form 10-K for the year ended December 31, 2002, its Forms 10-Q for the quarters ended March 31, 2003 and June 30, 2003, and its Forms 8-K dated May 14, 2003 have been filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and together with all other documents filed by the Company pursuant to Sections 13(a) and (c), 14 or 15(d) of such Act, are hereby incorporated in this proxy statement by reference The Company will provide holders of Preferred Stock with copies of such documents, including the financial statements and schedules thereto, without charge, upon receipt of a written request sent to:

               Mr. Jeffrey Kotkin
               Investor Relations
               Northeast Utilities Service Company
               P.O. Box 270
               Hartford, Connecticut  06141-0270

     The Board of Directors knows of no matter other than the foregoing to come before the meeting. If any other matters properly come before the meeting, however, the persons designated as proxies in the enclosed proxy will vote in their discretion with respect to such other matters.